UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) **January 24, 2006**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code **(330) 253-5592**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR

Item 1.01. **Entry into a Material Definitive Agreement.**

On January 24, 2006, the Compensation Committee of the Board of Directors of Myers Industries, Inc. ("Company") approved the appointment of Donald A. Merril as Vice President – Business Development, as an executive officer of the Company, effective immediately. As part of the agreement with Mr. Merril, he will be appointed as the Vice President – Finance and Chief Financial Officer of the Company on April 25, 2006, at the time of Gregory J. Stodnick's, the current Chief Financial Officer, planned retirement from this position. A summary of the terms of Mr. Merril's appointment and compensation are attached on Exhibit 10.1.

Mr. Merril was with Newell Rubbermaid, Inc. - Rubbermaid Home Products Division, where he served as Vice President and Chief Financial Officer since June 2003. Mr. Merril joined Newell Rubbermaid, Inc. in 2001, as Vice President and Chief Financial Officer of Newell Rubbermaid, Inc.- Little Tikes Division. Before joining Newell Rubbermaid, Inc. he held finance, accounting and strategic planning positions at The Scotts Company, Marysville, Ohio starting in 2000. Mr. Merril, age 41, holds a Bachelor of Science in accounting from the Miami University, Oxford, Ohio.

The Compensation Committee has entered into an agreement with Mr. Stodnick regarding the terms of a resignation and retirement agreement. A summary of the terms of Mr. Stodnick's agreement are attached on Exhibit 10.2.

Item 5.02. **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

On January 24, 2006, Gregory J. Stodnick, Vice President – Finance and Chief Financial Officer of the Company announced his intent to retire from the position of Vice President – Finance and Chief Financial Officer of the Company, effective on April 25, 2006.

On January 24, 2006, the Compensation Committee of the Board of Directors of Myers Industries, Inc. ("Company") approved the appointment of Donald A. Merril as Vice President – Business Development, as an executive officer of the Company, effective immediately. As part of the agreement with Mr. Merril, he will be appointed as the Vice President – Finance and Chief Financial Officer of the Company on April 25, 2006, at the time of Gregory J. Stodnick's, the current Chief Financial Officer, planned retirement from this position. A summary of the terms of Mr. Merril's appointment and compensation are attached on Exhibit 10.1.

Mr. Merril was with Newell Rubbermaid, Inc. - Rubbermaid Home Products Division, where he served as Vice President and Chief Financial Officer since June 2003. Mr. Merril joined Newell Rubbermaid, Inc. in 2001, as Vice President and Chief Financial Officer of Newell Rubbermaid, Inc. - Little Tikes Division. Before joining Newell Rubbermaid, Inc. he held finance, accounting and strategic planning positions at The Scotts Company, Marysville, Ohio starting in 2000. Mr. Merril, age 41, holds a Bachelor of Science in accounting from the Miami University, Oxford, Ohio.

There are no relationships or transactions for Mr. Merril which are reportable pursuant to Item 404(a) of Regulation S-K.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS.

.

(c) Exhibits

Exhibit Number	Description
10.1	Summary of the Employment Agreement and the material terms of the appointment of Donald A. Merril, dated January 24, 2006
10.2	Summary of the Resignation and Retirement Agreement dated January 24, 2006
99	Press Release issued by the Company dated January 24, 2006 regarding the announcement of the retirement of Gregory J. Stodnick and appointment of Donald A. Merril

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc.
(Registrant)

DATE **January 24, 2006**   By: **/s/ Kevin C. O'Neil**
                                        Kevin C. O'Neil
                                        Vice President, General Counsel & Secretary